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     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 2, 1997

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE 13D
                               (AMENDMENT NO. 5)
       (PURSUANT TO SECTION 13(D) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------
                                 CALGENE, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE)
                         (TITLE OF CLASS OF SECURITIES)

                                  129598 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                MONSANTO COMPANY
                       (NAME OF PERSON FILING STATEMENT)

                           R. WILLIAM IDE, III, ESQ.
                                MONSANTO COMPANY
                           800 N. LINDBERGH BOULEVARD
                           ST. LOUIS, MISSOURI 63167
                                 (314)694-1000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                   Copies to:

                             ERIC S. ROBINSON, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212)403-1000

                                 MARCH 31, 1997
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                            ------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

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                                  SCHEDULE 13D

--------------------------
  CUSIP No. 129598 10 8
--------------------------
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          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          MONSANTO COMPANY: 43-0420020
------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
    2                                                                  (b)  [ ]
          N/A
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          SEC USE ONLY
    3
------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
    4
          WC
------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5     PURSUANT TO ITEMS 2(e) or 2(f)                                                     [ ]
          N/A
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          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
          DELAWARE
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                                           SOLE VOTING POWER
     NUMBER OF                       7
       SHARES                              36,396,114
    BENEFICIALLY                 ---------------------------------------------------------------
      OWNED BY                             SHARED VOTING POWER
        EACH                         8
     REPORTING                             N/A
       PERSON                    ---------------------------------------------------------------
        WITH                               SOLE DISPOSITIVE POWER
                                     9
                                           36,396,114
                                 ---------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           N/A
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          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11    PERSON
          36,396,114
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          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    12    CERTAIN SHARES  [ ]
          N/A
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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
    13
          54.6%
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          TYPE OF REPORTING PERSON
    14
          CO
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

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                                  INTRODUCTION

     This Amendment No. 5 to Schedule 13D ("Amendment No. 5") amends the
Schedule 13D filed April 10, 1996, and all amendments thereto (the "Schedule 13D"), by Monsanto Company, a Delaware corporation ("Monsanto" or the "Reporting Person"), relating to the Common Stock, par value $.001 per share (the "Shares"), of Calgene, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not defined have the same meanings ascribed to them in the
Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 is hereby amended by adding the following to the end thereof:

          On March 31, 1997, Monsanto, Monsanto Acquisition Company, Inc., a Delaware corporation and newly formed, wholly owned subsidiary of Monsanto ("Purchaser"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference. The Merger Agreement provides for the commencement of a cash tender offer (which tender offer will be in compliance with Section 14(d)(1) of the Securities Exchange Act of 1934, as amended, and in compliance with the rules and regulations promulgated thereunder) to purchase all outstanding Shares (the "Tender Offer"), at a price of $8.00 per Share, net to the seller in cash, as promptly as reasonably practicable after the date thereof, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Tender Offer. Purchaser may not, without the consent of the Special Committee (as defined in the Merger Agreement) of the Board of Directors of the Company, accept for payment Shares tendered pursuant to the Tender Offer unless at least a majority of the then issued and outstanding Shares, other than Shares owned by Monsanto and Purchaser, shall have been validly tendered and not withdrawn. The obligation of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Tender Offer is subject to certain other conditions that are described in the Merger Agreement.

          The Merger Agreement provides that, following the purchase of Shares by Purchaser in the Tender Offer, upon the terms and subject to the conditions thereof, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"). Purchaser shall be merged with and into the Company (the "Merger"). As a result of the Merger, the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation of the Merger and shall become a wholly owned subsidiary of Monsanto. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held in the treasury of the Company, or owned by Purchaser, Monsanto or any direct or indirect wholly owned subsidiary of Monsanto or of the Company and any Shares held by stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the DGCL) shall be cancelled and shall be converted automatically into the right to receive the amount paid per Share in the Tender Offer, in cash, without interest.

          Also on March 31, 1997, the Company and Monsanto executed an Amendment (the "Amendment") to the Restated Stockholders Agreement to permit Monsanto to acquire additional Shares pursuant to the Offer and the Merger. A copy of the Amendment is attached hereto as Exhibit 2 and is incorporated herein by reference.

          On April 1, 1997, Monsanto and the Company issued a joint press release announcing the execution of the Merger Agreement and Amendment. A copy of the press release is filed herewith as Exhibit 3 and is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended by adding the following to the end thereof:

          On March 31, 1997, Monsanto, Purchaser and the Company entered into the Merger Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference. The Merger Agreement provides for the commencement of the Tender Offer, at a price of $8.00 per Share, net to the

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

     seller in cash, as promptly as reasonably practicable after the date thereof, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Tender Offer. The obligation of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Tender Offer is subject to certain conditions and restrictions that are described in the Merger Agreement.

          The Merger Agreement provides that, following the purchase of Shares by Purchaser in the Tender Offer, upon the terms and subject to the conditions thereof, and in accordance with the DGCL, Purchaser shall consummate the Merger. As a result of the Merger, the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation of the Merger and will become a wholly owned subsidiary of Monsanto.

          Also on March 31, 1997, the Company and Monsanto executed the Amendment to permit Monsanto to acquire additional Shares pursuant to the Offer and the Merger. A copy of the Amendment is attached hereto as Exhibit 2 and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Merger, by and among Monsanto, the Company and Purchaser, dated as of March 31, 1997.

Exhibit 2 Amendment to the Amended and Restated Stockholders Agreement, by and between Monsanto and the Company, dated as of March 31, 1997.

Exhibit 3 Press Release dated April 1, 1997.

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                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                          MONSANTO COMPANY

                                          By:  /s/  R. WILLIAM IDE, III

                                          --------------------------------------
                                          Name: R. William Ide, III
                                          Title:  Senior Vice President,
                                              General Counsel and Secretary

Dated: April 1, 1997

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                                 EXHIBIT INDEX

EXHIBIT                                        DESCRIPTION
-------    ------------------------------------------------------------------------------------
 1         Agreement and Plan of Merger, by and among Monsanto, the Company and Purchaser, dated as of March 31, 1997.
 2         Amendment to the Amended and Restated Stockholders Agreement, by and between
           Monsanto and the Company, dated as of March 31, 1997.
 3         Press Release dated April 1, 1997.

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